UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

05 June 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form F-3ASR (333-190026) and Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

5th June 2014

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 4th June 2014 it transferred to participants in its employee share schemes 1,843 Ordinary Shares at prices of £11.55 and £12.9574 per Ordinary Share.

Following the above transactions, CRH plc holds 4,319,204 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 738,994,032.

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

CRH public limited company
(Registrant)

Date: 05 June 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director